1735 Market Street, 51st Floor Philadelphia, PA 19103-7599 TEL 215.665.8500 FAX 215.864.8999 www.ballardspahr.com	Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

July 27, 2021

United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street N.E. Washington D.C. 20549 Attn: David Lin

Re:	Salt Blockchain Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed June 29, 2021 File No. 000-56283

Ladies and Gentlemen:

We are providing this response letter on behalf of Salt Blockchain Inc. (the “Company” or “Salt”) with respect to the Staff’s comment letter dated July 9, 2021, regarding the above-referenced Amendment No. 1 to Registration Statement on Form 10-12G (the “Form 10”). The Company filed an Amendment No. 2 to the Form 10 on July 9, 2021. Concurrently with the submission of this response letter, we are also filing Amendment No. 3 to the Form 10 (“Amendment No. 3”). For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10.

Amendment No. 1 to Registration Statement on Form 10-12G

Facing Page

1.

While we understand that you do not have a principal executive office, please revise the facing page to include your primary business telephone number.

RESPONSE: The Company has revised the facing page to include its primary business telephone number.

United States Securities and Exchange Commission

July 27, 2021

Item 1. Business, page 1

2.

We note your revised disclosure in response to comment 1. However, we are unable to locate Q&A disclosure addressing whether the tokens currently have any intrinsic value or use. Therefore, we partially reissue the comment.

RESPONSE: The Company has revised page 6 of Amendment No. 3 to include a question and answer describing the use of the SALT Tokens.

Digital Asset-Backed Loans, page 3

3.

We note your response to prior comment 2. Since you do not currently maintain or plan to originate any such loans, please also remove the reference to digital-asset denominated loans on page 3.

RESPONSE: The Company has revised page 3 of Amendment No. 3 to delete the reference to digital-asset denominated loans.

Item 2. Financial Information. Management's Discussion and Analysis of Financial Condition

and Results of Operations

Interest Income, page 49

4.

We note your response to prior comment 6. You state you do not believe it is necessary to disclose information regarding outstanding loans by consumer and business borrowers as management of the Company does not consider such distinction in the type of borrowers when making loans and therefore does not believe such information is material. However, we note your disclosure on page 57 that the applicable interest rates for loans will vary based on several factors, including the business or consumer status of the borrower. Considering this information, it appears that disclosure of average loans and interest rates by consumer and business borrowers is material information. Please revise your disclosures accordingly.

RESPONSE: The Company has revised pages 3, 57 and F-13 of Amendment No. 3 to delete “the consumer or business status of the borrower.”

Critical Accounting Policies and Estimates, page 55

5.

We have reviewed your response to prior comment 10. You state that, at the time of your initial coin offering, your Platform was operational to support SALT token sales but did not have the functionality to support your lending business. Tell us how you considered the guidance in ASC 730-20, Research and Development Arrangements. In this regard, explain how you considered whether the company had an obligation to further develop the SALT Lending Platform in conjunction with the SALT token offering.

United States Securities and Exchange Commission

July 27, 2021

RESPONSE: ASC 730-20, Research and Development Arrangements (“ASC 730-20”) applies to software development arrangements that are fully or partially funded by a party other than the vendor that is developing the software and for which technological feasibility of the computer software product has not been established before entering into the arrangement. Those arrangements typically provide the funding party with some or all of the following benefits:

●	Royalties payable to the funding party based solely on future sales of the product by the software vendor (that is, reverse royalties)
●	Discounts on future purchases by the funding party of products produced under the arrangement
●	A nonexclusive sublicense to the funding party, at no additional charge, for the use of any product developed (a prepaid or paid-up nonexclusive sublicense).

Amongst other items, ASC 730-20, does not apply to funded software-development arrangements in which the technological feasibility of the computer software product has been established before the arrangement has been entered into. In 2017, when initially sold, Salt tokens were required to purchase access to membership tiers and to access the Platform. Since August 2018, the Salt Token is not required for use of the Platform. Given that (1) the Platform was operational to support the SALT Token sales and facilitate purchase of membership tiers at the time of the initial coin offering, (2) Salt Token holders are not provided with royalties payable based solely on future sales of the product by the Company, (3) Salt Token holders did not (at the time of the initial coin offering) receive discounts on future purchases of products produced under the Membership Agreement, and (4) Salt Token holders are not granted a nonexclusive sublicense, at no additional charge, for the use of any product developed by the Company; it was determined ASC 730-20 was not applicable. Pursuant to the SALT Token holder’s right of return, the Company’s obligation is to repurchase the SALT Token at the Salt Token holder’s request pursuant to the circumstances under which a Salt Token holder could return their tokens, prior to the claims process.

6.

In your response to prior comment 10, you reference the SALT Token holder’s right of return. You indicate that the SALT Token Liability on your Consolidated Balance Sheets represents this right of return held at maximum redemption value. Please clarify the circumstances under which a token holder could return their tokens, prior to the claims process.

United States Securities and Exchange Commission

July 27, 2021

Prior to September 2020, purchasers of SALT Tokens had the right to return their SALT Tokens to the Company for a full refund so long as the SALT Tokens were purchased directly from the Company (refer to ‘Refunds’ as defined in Section 4.c within Exhibit 99.2 Membership Agreement, filed within the Amendment No. 1 to Registration Statement on Form 10-12G on June 29, 2021) and either: (a) currently resided on the Platform in the wallet in which they were distributed to the purchaser of SALT Tokens; or (2) if the SALT Tokens currently resided off the Platform in the purchaser of SALT Tokens’ own wallet, then in the discretion of SALT. Refund policies, procedures, and requirements are subject to change at any time at the sole discretion of SALT. We have revised page F-13 of Amendment No. 3 to clarify the right of return.

7.

We note your response to prior comment 19. Please revise your disclosure in Critical Accounting Policies and Estimates related to derivatives to include similar disclosures to those added on page F-10.

RESPONSE: The Company has revised the disclosure on page 57 included in Amendment No. 3.

Item 15. Financial Statements and Exhibits

Exhibits Index, page 87

8.

We note your revised disclosure and response to comment 14. However, as your revised disclosure does not appear to address the second and third bullets of comment 14, we partially reissue our prior comment. Please revise your disclosure to clearly state whether each of the binding arbitration, class action waiver and jury trial waiver provisions contained in the SALT Token Terms & Conditions filed as Exhibit 4.2 applies to claims under the federal securities laws and, if so, in each applicable case, revise your disclosure and the SALT Token Terms & Conditions to state that by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. As applicable, please also revise to ensure that each of these provisions in the SALT Token Terms & Conditions clarifies its applicability.

RESPONSE: The Company has further revised the risk factor on page 38 of Amendment No. 3 to state that by agreeing to the binding arbitration, class action waiver and jury trial waiver provisions, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. The Company has also revised the SALT Token Terms & Conditions to clarify that these provisions do not apply to claims under the federal securities laws.

9.

Noting your revised disclosure on page 38 in response to comment 15 that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision in section 12(h) of the SALT Token Terms & Conditions states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

United States Securities and Exchange Commission

July 27, 2021

RESPONSE: The Company intends to retain the disclosure in future filings to inform investors that the exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. The Company has also revised the SALT Token Terms & Conditions to clarify that the exclusive forum provision does not apply to claims under the federal securities laws.

Borrower Collateral and Custody Assets, page F-10

10.

We continue to evaluate your responses to prior comments 17, 18, and 29. We may have further comments.

RESPONSE: The Company notes that the Staff may have further comments with respect to the Company’s responses to the above-referenced prior comments and will respond to any such comments in a separate letter to the Staff.

General

11.	Please revise your next amendment to provide updated interim financial statements. Refer to the updating requirements of Rule 8-08 of Regulation S-X.

RESPONSE: The Company acknowledges this comment and will include such interim financial statements in a subsequent amendment.

12.

In response to comment 32, you state that "[p]rior to accepting new digital assets as collateral, [you] review a number of factors, including, in particular, the asset’s CRC asset rating, the intended use case for the asset, the asset’s current market capitalization and trading volume, whether the asset is built on a blockchain supported by [your] custody providers, and any additional risks that may arise due to supporting a new digital asset." Please further revise to discuss whether there are any limits or parameters regarding your review of such factors and provide illustrative examples, as appropriate. Also please briefly explain the meaning of the term "CRC asset rating."

RESPONSE: The Company respectfully submits that it does not believe there are any limits or parameters on such factors and has revised pages 3, 48, and F-7 of Amendment No. 3 accordingly. The “CRC asset rating” refers to the asset ratings published by the Crypto Rating Council, LLC and pages 3, 48, and F-7 of Amendment No. 3 have been revised accordingly.

13.

We note your revisions in response to comment 32 and your inclusion of XRP as one of the underlying digital assets. Please tell us whether you have engaged in any lending transactions involving XRP. Please also tell us the implications for your business given the SEC action involving XRP.

United States Securities and Exchange Commission

July 27, 2021

RESPONSE: Prior to the SEC action with respect to XRP, the Company had marketed XRP as a supported collateral type. After the announcement, the Company communicated to all borrowers that it was ending support for the collateral type, and all marketing regarding XRP was removed from the Company’s website. The Company reached out to borrowers with XRP in their account and advised them of the impact, including that the Company would honor the current loan contract until maturity, however (i) borrowers would be required to respond to margin calls with another supported collateral; (ii) if they were stabilized, they would not be able to convert back in to XRP; and (iii) if they wanted to refinance or do another transaction, they would first have to remove the XRP and deposit another collateral type.

14.

We note your revised disclosure and response to comment 33 indicating that you have entered into arrangements with third parties that represent short-term borrowing entered into in the ordinary course of business. As previously requested, please revise to disclose the material terms of such arrangements. Alternatively, please tell us how you concluded that this information is not material.

RESPONSE: The Company has revised pages 48, 52 and F-7 of Amendment No. 3 to clarify and disclose the material terms of these short-term borrowing arrangements with third parties.

Please contact Dustin Hull, the Chief Financial Officer of the Company, at (281) 229-1236, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl

cc:	Justin English Dustin Hull